Exhibit (a)(1)(xvii)

Media Contact:	Gil Nielsen VP, IDT Corporate Communications (973) 438-3553	Investor Contacts:	Mary Jennings Director, Investor Relations (973) 438-3124

IDT CORPORATION ANNOUNCES EXTENSION OF SUBSEQUENT OFFERING PERIOD

Subsequent Offering Period to Expire at 5:00 p.m., New York City Time, on Friday, January 27, 2006

Newark, N.J. – January 20, 2006 – IDT Corporation (NYSE:IDT, IDT.C) today announced that the expiration date for the subsequent offering period to the tender offer by NTOP Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of IDT, to purchase all of the outstanding shares of the common stock of Net2Phone, Inc. (NASDAQ: NTOP) not already beneficially owned by IDT, for $2.05 net per share in cash has been extended to Friday, January 27, 2006 at 5:00 p.m., New York City time. Based upon a preliminary tally by Wachovia Bank, N.A., the depositary for the offer, approximately 30,361,804 shares have been validly tendered in the offer and the subsequent offering period to date. The tendered shares, together with the Net2Phone shares already beneficially owned by IDT, represent approximately 79% of the outstanding equity of Net2Phone.

During the subsequent offering period, holders of shares of Net2Phone common stock that were not previously tendered in the offer may tender their shares in exchange for $2.05 net per share in cash on the same terms that applied prior to the initial expiration of the offer. IDT will pay for any shares tendered during the subsequent offering period promptly after such shares are validly tendered. Shares that are properly tendered in the offer may not be withdrawn.

As promptly as practicable after the expiration of the subsequent offering period, IDT intends to take all action within its control to effect a merger of Net2Phone with NTOP Acquisition in which all remaining holders of Net2Phone common stock will receive the same consideration for their shares as the holders who tendered their shares in the offer.

IDT has engaged Wachovia Bank, N.A. to act as depositary in connection with the tender offer. Questions and requests for documentation in connection with the tender offer may be directed to D.F. King & Co., Inc., the information agent for the tender offer, at (800) 290-6429.

Net2Phone stockholders are urged to read the tender offer statement on Schedule TO, as amended, the Offer to Purchase, Net2Phone’s Solicitation/Recommendation Statement on Schedule 14D-9, as amended, and other relevant documents filed with the SEC because they contain important information. Investors can obtain the tender offer statement and other publicly filed documents without charge from the website maintained by the SEC at www.sec.gov. Investors can also obtain the tender offer statement and related documents from IDT without charge by directing a request to IDT Corporation, 520 Broad Street, Newark, New Jersey, Attention: Investor Relations, Telephone: (973) 438-1000. A copy of this press release will be available on IDT’s website at www.idt.net in the “About IDT” Press Releases section.

IDT, through its IDT Telecom subsidiary, is a facilities-based, multinational carrier that provides a broad range of telecommunications services to retail and wholesale customers worldwide. IDT Telecom, by means of its own international telecommunications backbone and fiber optic network infrastructure, provides its customers with integrated and competitively priced international and domestic long distance and domestic all-distance telephony and prepaid calling cards. IDT Entertainment is the IDT subsidiary that is focused on developing, acquiring, producing and distributing computer-generated and traditionally animated productions and other productions for the film, broadcast and direct-to-consumer markets. IDT Capital is the IDT division principally responsible for IDT’s initiatives in radio broadcasting, brochure distribution and new technologies. Net2Phone, Inc., a subsidiary of IDT Corporation, is a provider of high-quality global retail Voice over IP services and offers a fully outsourced cable telephony service to cable operators allowing cable operators to provide residential phone service to their subscribers. IDT Corporation’s Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols “IDT” and “IDT.C,” respectively.

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